UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 1, 2025

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Vacasa, Inc.

File No. 5-93396 – CTR#8572

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      Vacasa, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Schedule 13E-3 filed on January 31, 2025.

      Based on representations by Vacasa, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public:

Exhibit (c)(iii)
Exhibit (c)(ix)
Exhibit (c)(x)

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Tiffany Posil
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance